AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 4, 2004
--------------------------------------------------------------------------------

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 2004

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]              Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.


================================================================================

                                                                                                      PAGE
                                                                                                      ----
PART I        FINANCIAL INFORMATION......................................................................5

         ITEM 1.      UNAUDITED FINANCIAL STATEMENTS.....................................................5

                  Consolidated  Statements  of  Operations  for the three  months  ended
                  June 30,  2003 and 2004 and for the six  months  ended  June 30,  2003 and 2004...............................................................................5

                  Consolidated Balance Sheets as of December 31, 2003 and June 30, 2004................6,7

                  Consolidated Statement of Shareholders' Equity for the six months ended June 30, 2004....................................................................8

                  Consolidated Statements of Cash Flows for the six months ended June
                  30, 2003 and 2004......................................................................9

                  Notes to the Consolidated Financial Statements........................................10

         ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                      OF OPERATIONS.....................................................................25

         ITEM 3.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................35

PART II       OTHER INFORMATION.........................................................................37

         ITEM 4.      OTHER INFORMATION.................................................................37

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek SOCIETE ANONYME, for the fiscal quarter ended June 30, 2004.

         In June 2003, we filed a Form 15 with the U.S. Securities and Exchange Commission to terminate the registration of our equity and debt securities under the Exchange Act. However, because of provisions in the indentures governing our senior notes, we are required to voluntarily file quarterly and annual reports with the SEC.

         The unaudited financial statements included in this Quarterly Report, in the opinion of our management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the our accounting policies, see the notes to our financial statements in our Annual Report on Form 20-F for the year ended December 31, 2003.

PART I   FINANCIAL INFORMATION

ITEM 1.  UNAUDITED FINANCIAL STATEMENTS


                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2004
               AND FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2004
          (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT PER SHARE DATA)

                                                       UNAUDITED THREE MONTHS ENDED         UNAUDITED SIX MONTHS ENDED
                                                                  JUNE 30,                           JUNE 30,
                                                       ----------------------------       -----------------------------------
                                                 NOTES      2003              2004            2003        2004         2004
                                                 -----     ------           -------         -------     -------       -------
                                                          ((EURO))          ((EURO))        ((EURO))    ((EURO))        ($)

Advertising revenue....................                    45,027            45,975         72,062      76,012        92,575
Related party revenue..................           2         1,165             1,696          3,027       2,389         2,910
Publication revenue....................                     5,801             6,371         11,809      11,960        14,566
Other revenue..........................                     5,915            10,513         10,979      15,732        19,160
                                                         --------         ---------       ---------   ---------     ---------

Total net revenue......................          10        57,908            64,555         97,877     106,093       129,211
                                                         --------         ---------       ---------   ---------     ---------

Cost of sales..........................                    20,838            21,589         38,045      38,852        47,318
Selling, general and administrative
   expenses............................                     8,298            10,490         15,143      18,999        23,139
Amortization of programming costs......           3        11,368            11,453         25,186      24,595        29,954
Depreciation and amortization..........          10         1,734             1,594          3,432       3,193         3,889
                                                         --------         ---------       ---------   ---------     ---------
                                                           15,670            19,429
Operating income ......................          10                                         16,071      20,454        24,911

Interest expense, net..................           7       (5,124)           (4,921)       (10,529)     (9,776)      (11,906)
Foreign exchange gains (loss), net.....           8         2,986             (558)          5,158     (1,005)       (1,224)
Other (expense) income, net............           9         (140)                18            109     (2,191)       (2,668)
Minority interest in loss of
   consolidated entities...............                        43                15             23          33            40
                                                         --------         ---------       ---------   ---------     ---------
Earnings  before income taxes..........                    13,435            13,983         10,832       7,515         9,153
Provision from income taxes............           6         6,997             6,308          6,479       4,818         5,868
                                                         --------         ---------       ---------   ---------     ---------

Net income............................                      6,438             7,675          4,353       2,697         3,285
                                                         ========         =========       =========   =========     =========
Basic and diluted profit per share.....                       0.3               0.4            0.2         0.1           0.2
                                                         ========         =========       =========   =========     =========

   Exchange rate for the convenience translation of the June 30, 2004 balances is (euro)1.00 to $1.2179. The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2003 AND JUNE 30, 2004
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                       DECEMBER 31,         UNAUDITED JUNE 30,
                                                                       ------------      -----------------------
                                                         NOTES             2003            2004           2004
                                                         -----           --------        --------        -------
                                                                         ((EURO))        ((EURO))         ($)
ASSETS
Current assets:
   Cash and cash equivalents.....................                         81,395         48,320          58,849
   Marketable equity securities..................        5,10              2,852          1,315           1,601
   Accounts receivable, less allowance for
      doubtful accounts of(euro)7,929 at December
      2003 and(euro)8,293 at June 2004...........                         74,304         98,140         119,525
   Inventories...................................                          2,036          2,523           3,073
   Due from related parties......................           2             18,878         18,049          21,982
   Advances to related parties...................           2              3,376          2,794           3,403
   Advances to third parties.....................                          7,026          8,088           9,850
   Deferred tax assets...........................           6              3,268          2,104           2,562
   Prepaid expenses and other current assets.....                            807            923           1,124
   Income and withholding tax advances...........                          1,669          1,902           2,316
                                                                       ---------      ---------       ---------

      Total current assets.......................                        195,611        184,158         224,285
                                                                       ---------      ---------       ---------

   Investments...................................           5             12,932         12,932          15,751
   Property and equipment, net...................                         22,442         20,992          25,566
   Broadcast, transmission and printing
      equipment under capital leases, net........                          3,327          2,892           3,521
   Deferred charges, net.........................           1              3,999          3,299           4,018
   Programming costs.............................           3             90,109         89,634         109,165
   Due from related party........................           2              7,160          7,695           9,372
   Advances to related parties...................           2                 53             53              65
   Goodwill......................................                          5,631          5,631           6,858
   Other amortizable intangible assets, net......                            378            221             269
   Deferred tax assets...........................           6             18,247         15,707          19,129
   Other assets..................................           4              9,230          9,252          11,268
                                                                       ---------      ---------       ---------
      Total assets...............................                        369,119        352,466         429,267
                                                                       =========      =========       =========

     Exchange rate for the convenience translation June 30, 2004 balances is
      (euro)1.00 to $1.2179 The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2003 AND JUNE 30, 2004
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                       DECEMBER 31,         UNAUDITED JUNE 30,
                                                                       ------------      -----------------------
                                                         NOTES             2003            2004           2004
                                                         -----           --------        --------        -------
                                                                         ((EURO))        ((EURO))         ($)
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
   Bank overdrafts and short-term borrowings.....                        18,767           19,054         23,206
   Current portion of obligations under capital
        leases...................................                           748              662            806
   Trade accounts, notes and cheques payable.....                        31,349           31,519         38,387
   Program license payable.......................                        26,287           21,629         26,342
   Customer advances.............................                         1,455            1,209          1,472
   Payable to related parties....................           2               500              338            413
   Accrued interest..............................                         8,849            8,274         10,077
   Accrued expenses and other current liabilities                        16,187           18,699         22,773
   Income taxes payable..........................           6             2,212            1,992          2,426
   Deferred tax liability........................           6             3,563            2,063          2,512
                                                                       ---------      ---------       ---------

      Total current liabilities..................                       109,917          105,439        128,414
                                                                       ---------      ---------       ---------

Long-term liabilities:


   Senior notes..................................           7           193,751          179,217        218,268
   Long-term obligations under capital leases....                         1,168              859          1,046
   Employee retirement benefits..................                         1,974            2,068          2,519
   Long-term provisions..........................                           579              582            708
                                                                       ---------      ---------       ---------

      Total liabilities..........................                       307,389          288,165        350,955
                                                                       ---------      ---------       ---------

Minority interests...............................                            71               38             46
                                                                       ---------      ---------       ---------
   Shareholders' equity:
   Share capital.................................                         5,955            5,955          7,253
   Additional paid-in capital....................                        84,270           84,270        102,632
   Accumulated (deficit).........................                      (28,206)         (25,509)       (31,067)
   Accumulated other comprehensive (loss)
        income ..................................                         (360)            (453)          (552)
                                                                       ---------      ---------       ---------

      Total shareholders' equity.................                        61,659           64,263         78,266
                                                                       ---------      ---------       ---------
      Total liabilities and shareholders' equity.                       369,119          352,466        429,267
                                                                       =========      =========       =========


   Exchange rate for the convenience translation of the June 30, 2004 balances is (euro)1.00 to $1.2179 The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                             (IN THOUSANDS OF EURO)

                                                                     ACCUMULATED (DEFICIT)
                                 -----------------------------------------------------------------------------------------------
                                                        LEGAL,
                                                       TAX FREE                           ACCUMULATED
                                          ADDITIONAL      AND                                OTHER
                                  SHARE     PAID-IN      OTHER    ACCUMULATED             COMPREHENSIVE   GRAND    COMPREHENSIVE
                                 CAPITAL    CAPITAL    RESERVES    (DEFICIT)     TOTAL    (LOSS)/INCOME   TOTAL    INCOME/(LOSS)
                                 -------    -------    --------   -----------    -----    -------------   -----    --------------
BALANCE DECEMBER 31, 2003.         5,955     84,270       5,447      (33,653)   (28,206)      (360)       61,659
Net profit  for the six
  months (unaudited)......            --      --            --         2,697       2,697         --        2,697       2,697
Realization of
  other-than-temporary
  loss of marketable
  equity securities (see
  note 1).................            --        --          --            --         --        361           361         361
Unrealized (loss) on
  available for sale
  equity securities, net
  of tax benefit(euro)245
  (unaudited)                         --        --          --            --         --       (454)         (454)       (454)
                                                                                                                    --------
Total comprehensive
  income (unaudited)......                                                                                             2,604
                                 -------   -------     -------     ---------    -------    --------     -------     ========
BALANCE JUNE 30, 2004
  (UNAUDITED).............         5,955    84,270       5,447       (30,956)   (25,509)      (453)      64,263
                                 =======   =======     =======     =========    =======    ========     =======


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                 ANTENNA TV S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2004
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                       UNAUDITED SIX MONTHS ENDED JUNE 30,
                                                                ---------------------------------------------
                                                                   2003             2004               2004
                                                                ---------         ---------         ---------
                                                                 ((EURO))          ((EURO))            ($)

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income....................................                  4,353             2,697             3,285

ADJUSTMENTS TO RECONCILE NET(LOSS) TO NET CASH
   (Gains) loss from repurchase of Senior Notes..                   (183)              833             1,015
   Deferred income taxes.........................                  5,487             2,253             2,744
   Minority interest on acquired entities........                    (23)              (33)              (40)
   Amortization of debt issuance expenses........                    536               342               417
   Write down in marketable equity securities                         --             1,394             1,698
   Depreciation of property and equipment and
        capital leases and amortization of
        programming costs and other intangibles..                 28,618            27,788            33,843
   Provision for other long term liabilities.....                     --                 3                 4
   Provision for employee retirement benefits....                     20                94               114

CHANGE IN ASSETS AND LIABILITIES
   (Increase) in accounts  receivable............                (18,464)          (23,837)          (29,031)
   (Increase) decrease from/due to related
        parties..................................                 (1,067)              712               867
   (Increase) in programming costs...............                (27,006)          (25,963)          (31,620)
   Decrease in prepaid and licensed programming
        expenditures.............................                  4,564             1,841             2,242
   Increase in trade accounts, notes and cheques
        payable..................................                   1,710              168               205
   (Decrease) in licensed program payable........                 (4,745)           (4,659)           (5,674)
   (Increase) in inventories.....................                    (56)             (488)             (594)
   Increase (decrease) in customer advances......                    418             (246)             (300)
   Increase in accrued expenses and other
        liabilities..............................                  2,075             1,937             2,359
   (Decrease) in income taxes payable............                 (5,757)             (220)             (268)
   Other, net....................................                  1,570            (1,426)           (1,737)
                                                               ---------         ---------         ---------
         Total adjustments.......................                (12,303)          (19,507)          (23,756)
                                                               ---------         ---------         ---------

NET CASH (USED) IN OPERATING ACTIVITIES..........                 (7,950)          (16,810)          (20,471)
                                                               ---------         ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES
   (Acquisition) of businesses, net of cash......                   (135)             (166)             (202)
   Purchase of fixed assets......................                 (4,812)             (982)           (1,197)
                                                               ---------         ---------         ---------
NET CASH (USED) IN INVESTING ACTIVITIES..........                 (4,947)           (1,148)           (1,399)
                                                               ---------         ---------         ---------

CASH FLOW FROM FINANCING ACTIVITIES
   Redemption of Senior Notes....................                 (3,470)          (16,310)          (19,864)
   (Decrease) increase in bank overdrafts and
        SHORT term borrowings, net...............                 (1,287)              288               351
   Repayments of capital lease obligations.......                   (480)             (396)             (482)
                                                               ---------         ---------         ---------
NET CASH (USED) IN FINANCING ACTIVITIES..........                 (5,237)          (16,418)          (19,996)
                                                               ---------         ---------         ---------

Effect of exchange rate changes on cash..........                 (5,926)            1,301             1,584
(Decrease) in cash...............................                (24,060)          (33,075)          (40,282)
Cash at beginning of year........................                 89,815            81,395            99,131
                                                               ---------         ---------         ---------
CASH AT END OF PERIOD............................                 65,755            48,320            58,849
                                                               =========         =========         =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for interest........................                 10,725            10,045            12,234
   Cash paid for income taxes....................                  5,520             2,791             3,399


   Exchange rate for the convenience translation of the June 30, 2004 balances is (euro)1.00 to $1.2179 The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                      (IN THOUSANDS OF EURO AND US DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The consolidated financial statements and related notes at June 30, 2004 and for the six months ended June 30, 2003 and 2004 are unaudited and prepared in conformity with the accounting principles applied in the Company's Annual Report on Form 20-F for the year ended December 31, 2003. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the full year or any other interim period.

PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENT

         The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

         Investments in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of (euro)59, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method. Under the equity method, only the Company's investment in and amounts due to and from the equity investee are included in the consolidated balance sheet and only the Company's share of the investee's earnings is included in the consolidated operating results.

         Investments in companies in which the Company does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded. If the investment is not publicly traded then the investment is accounted for at cost.

         Marketable equity securities are classified as "available-for-sale" and are recorded at fair value with unrealized gains and losses, net-of-tax, included in stockholders' equity under other comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. Dividends and other distributions from both market-value and cost-method investments are included in income when declared.

         The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of operations.

ACQUISITIONS OF UNRELATED BUSINESS

         In the second quarter of 2004, the Company established a new wholly owned subsidiary, Antenna Program Management AE. The new subsidiary, in which the Company invested (euro)60, succeeds to the rights and obligations of Antenna Gold Overseas Ltd under the channel distribution agreement concluded with MultiChoice Hellas in 2001.

                                 ANTENNA TV S.A.

                      (IN THOUSANDS OF EURO AND US DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 issued on August 12, 1997 (the "2007 Notes") (see Note 7) were capitalized and are amortized on a straight-line basis over the term of the 2007 Notes. The expenses incurred in connection with the issuance and distribution of the Company's 9 3/4% Senior Notes due 2008, issued on June 18, 2001 (the "2008 Notes") were capitalized and are being amortized over the term of the 2008 Notes. Amortization for the three and six months ended June 30, 2003 and 2004 totaled (euro)225, (euro)536, (euro)171 and (euro)342 respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the six months ended June 30, 2003 and 2004.

COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) is as follows:

                                                   UNAUDITED        UNAUDITED                           UNAUDITED
                                                 THREE MONTHS     THREE MONTHS      UNAUDITED SIX      SIX MONTHS
                                                     ENDED            ENDED          MONTHS ENDED         ENDED
                                                JUNE 30, 2003     JUNE 30, 200  4   JUNE 30, 2003     JUNE 30, 2004
                                                -------------     ------------  -   -------------     -------------
Net income                                              6,438            7,675              4,353             2,697
Realization of other-than-temporary loss
of marketable equity securities                            --               --                 --               361
Unrealized (loss) gain on available for
sale equity securities, net                               996             (454)               342              (454)
                                                -------------     ------------  -   -------------     -------------
Comprehensive income                                    7,434            7,221              4,695             2,604
                                                =============     ============  =   =============     =============

NEW ACCOUNTING PRONOUNCEMENTS

FASB INTERPRETATION NO. 46.

         In January 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in a an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R, issued in December 2003, replaces FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES. Variable interest entities are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability based on criteria set forth in the interpretation. We will be required to apply FIN 46R to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interest entities created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non controlling interests of the variable interest entities initially will be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the variable interest entity.

      The Company has not yet determined the impact of applying FIN 46R.

                                 ANTENNA TV S.A.

                      (IN THOUSANDS OF EURO AND US DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


TRANSLATIONS OF EURO INTO US DOLLARS

         The consolidated financial statements of the Company are stated in euro. The translations of euro into US Dollars are included solely for the convenience of the reader, using the noon buying rate in New York City on June 30, 2004, which was (euro)1.00 to $1.2179. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into US Dollars at this or any other rate of exchange.

2.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies, which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:

                                                                     UNAUDITED
                                                     DECEMBER 31,     JUNE 30,
                                                         2003           2004
                                                     ------------    ---------
ACCOUNTS RECEIVABLE
   Current:
      Antenna Satellite TV .......................          2,778        2,906
      Epikinonia EPE .............................          2,885        1,532
      Antenna TV Ltd. (Cyprus) ...................          6,227        6,405
      Echos and Rhythmos EPE .....................          1,185        1,388
      Makedonia TV S.A. (note 4) .................          5,803        5,818
                                                     ------------    ---------
                                                           18,878       18,049
                                                     ============    =========
   Long-term:
      Antenna Satellite TV .......................          7,160        7,695
                                                     ============    =========

ADVANCES
   Current:
      Epikoinonia EPE ............................             72           --
      JVFM-Epikinonia ............................            169          169
      Echos and Rhythmos EPE .....................          2,358        2,076
      Makedonia TV S.A ...........................            777          549
                                                     ------------    ---------
                                                            3,376        2,794
                                                     ============    =========
   Long-term:
      JVFM - Epikinonia ..........................             53           53
                                                     ------------    ---------
                                                               53           53
                                                     ============    =========

ACCOUNTS PAYABLE
   Current
      Payable to minority shareholders of
        Daphne Communications S.A ................            398          151
      Makedonia TV S.A ...........................             83          156
      Echos and Rythmos EPE ......................             19           31
                                                     ------------    ---------
                                                              500          338
                                                     ============    =========

                                 ANTENNA TV S.A.

                      (IN THOUSANDS OF EURO AND US DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                                    UNAUDITED REVENUE FROM RELATED PARTIES
                                                       -------------------------------------------------------------------
                                                       THREE MONTHS      THREE MONTHS       SIX MONTHS        SIX MONTHS
                                                           ENDED             ENDED             ENDED             ENDED
                                                       JUNE 30, 2003     JUNE 30, 2004     JUNE 30, 2003     JUNE 30, 2004
                                                       -------------     -------------     -------------     -------------
Epikinonia Ltd. (Production facilities and
     technical and administrative services)....                  215               741               363               990
Antenna Satellite TV (USA) Inc. (License and
     technical fees)...........................                  268               214               877               424
Antenna TV Ltd. (Cyprus) (Royalties)...........                  297               421               446               550
Echos and Rhythmos EPE.........................                  159               161               237               255
Makedonia TV S.A...............................                  226               159             1,104               170
                                                       -------------     -------------     -------------     -------------
                                                               1,165             1,696             3,027             2,389
                                                       =============     =============     =============     =============

3.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                                   UNAUDITED
                                                 DECEMBER 31,       JUNE 30,
                                                     2003             2004
                                                 ------------      ---------
Produced programming .........................         66,815         68,229
Purchased sports rights ......................          1,762          1,716
Licensed program rights ......................         15,242         15,695
Prepaid license program rights ...............          5,113          3,190
Prepaid produced programs ....................          1,177            612
Prepaid sports rights ........................             --            192
                                                 ------------      ---------
                                                       90,109         89,634
                                                 ============      =========

On the basis of the Company's amortization rates, 100% of produced licensed program rights and purchased sports rights at December 31, 2003, will be amortized within a four-year period of time.

Based on management's total gross revenue estimates, as of December 31, 2003 and for the six months ended June 30, 2004, approximately 54% and 53% respectively of completed produced programming and purchased sports rights are expected to be amortized during the following fiscal year.


4.       OTHER ASSETS

         Other assets are analyzed as follows:

                                                                 UNAUDITED
                                                 DECEMBER 31,     JUNE 30,
                                                    2003            2004
                                                 ------------    ---------
Advance for the right to acquire an
  interest in Makedonia TV ...................          8,804        8,804
Guarantee deposits ...........................            426          448
                                                 ------------    ---------
                                                        9,230        9,252
                                                 ============    =========

         On February 24, 2000, the Company advanced (euro)8,804 in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives the Company the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest by February 2006, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free-to-air television broadcast companies. If the interest is not

                                 ANTENNA TV S.A.

                      (IN THOUSANDS OF EURO AND US DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


acquired or the right of acquisition not extended, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

5.       INVESTMENTS

                                                                    UNAUDITED
                                                  DECEMBER 31,       JUNE 30,
                                                      2003             2004
                                                  ------------     ----------
Equity method investments.....................              15             15
Cost-method investments.......................          12,917         12,917
                                                  ------------     ----------
                                                        12,932         12,932
                                                  ============     ==========

Available for sale equity securities:
   Cost ......................................           3,408          2,014
   Unrealized loss............................            (556)          (669)
                                                  ------------     ----------
                                                         2,852          1,315
                                                  ============     ==========

         EQUITY-METHOD INVESTMENTS

         Represents a 40% interest in Antenna Optima S.A.

         COST-METHOD INVESTMENT

         Represents a 4.18% interest in NetMed NV which the Company acquired on October 8, 2001. NetMed NV is a provider of pay-television services in Greece and Cyprus and currently provides analog and digital services.

          AVAILABLE-FOR-SALE EQUITY SECURITIES

         During 2000, the Company acquired a 14.49% interest in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) in various open market transactions for an aggregate purchase price of
(euro)45.6 million. In previous periods, the decline in fair value of (euro)42.2 million was judged to be other-than-temporary and the cost basis was written-down to (euro)3.4 million. In the first quarter of 2004 the further decline in fair value of (euro)1.4 million was judged to be other-than-temporary and the cost basis was further written down and included in other expense, net in the consolidated statement of operations (see note 9).

6.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 2003 and June 30, 2004 are summarized below:

                                                                    UNAUDITED
                                                   DECEMBER 31,      JUNE 30,
                                                           2003          2004
                                                   ------------      --------
Deferred tax liabilities
   Intangible and tangible assets...............            369            81
   Programming costs............................          5,243         6,194
   Deferred charges.............................            779           492
   Leased assets................................            946           810
                                                   ------------      --------
Gross deferred tax liabilities..................          7,337         7,577
                                                   ============      ========

                                 ANTENNA TV S.A.

                      (IN THOUSANDS OF EURO AND US DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


Deferred tax assets
   Property and equipment.......................            395           447
   Start up costs...............................          1,769         1,332
   Long term liability..........................             45            30
   Long term lease liability....................            220           163
   Short-term lease liability...................            262           206
   Long-term receivables........................            674           674
   Accounts receivable..........................          2,590         2,509
   Employee retirement benefits.................            638           677
   Provisions for other accounts receivable.....          5,982         4,169
   Marketable equity securities.................          8,188         8,126
   Net operating losses.........................          5,901         6,676
                                                   ------------      --------
Gross deferred tax assets.......................         26,664        25,250
                                                   ------------      --------
Less:  valuation allowance......................        (1,375)       (1,672)
                                                   ------------      --------
Net deferred tax asset..........................         17,952        15,748
                                                   ============      ========

         Deferred tax assets were reduced by a valuation allowance primarily relating to the tax benefits attributable to net operating losses and start-up costs related to Daphne, VIPS 24 and Nova Bulgaria, where it is not expected that these losses and benefits will be utilized and fully reverse before expiration.

         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                                    UNAUDITED
                                                   DECEMBER 31,      JUNE 30,
                                                           2003          2004
                                                   ------------      --------
Net current deferred tax (liability)............         (3,563)       (2,063)
                                                   ============      ========
Net  current deferred tax asset.................          3,268         2,104
                                                   ============      ========
Net non-current deferred tax asset..............         18,247        15,707
                                                   ============      ========

         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                        UNAUDITED THREE MONTHS ENDED         UNAUDITED SIX MONTHS ENDED
                                       -------------     -------------     ------------       -------------

                                       JUNE 30, 2003     JUNE 30, 2004     JUNE 30, 2003      JUNE 30, 2004
                                       -------------     -------------     ------------       -------------
Current...........................               920             2,565               992              2,565
Deferred income taxes.............             6,077             3,743             5,487              2,253
                                       -------------     -------------     ------------       -------------
Provision for income taxes........             6,997             6,308             6,479              4,818
                                       =============     =============     ============       =============

         The reconciliation of the provision for income taxes to the amount determined by the application of the statutory tax rate for the Greek companies of 35% in 2003 and 2004 and the application of the statutory tax rate of 23.5% and 19.5% for the Bulgarian companies for 2003 and 2004 respectively, to pre-tax income is summarized as follows:

                                 ANTENNA TV S.A.

                      (IN THOUSANDS OF EURO AND US DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                     UNAUDITED THREE MONTHS ENDED         UNAUDITED SIX MONTHS ENDED
                                                   -------------------------------     ------------------------------
                                                   JUNE 30, 2003     JUNE 30, 2004     JUNE 30, 2003    JUNE 30, 2004
                                                   -------------     -------------     -------------    -------------
Tax provision at statutory rate..................          4,693             4,893             3,791            2,630
Effect of rate differentiation of foreign                      6                79               108              258
     entities....................................
Effect of change in tax rate of foreign entity...             --                --                --              238
Interest income..................................           (51)              (26)              (64)             (51)
Effect of minority interest......................              8               (6)               (8)             (12)
Disallowed expenses, non-deductible general
     expenses and additional taxes...............          1,631             1,272             1,790            1,528
(Income) not subject to income tax...............           (85)              (67)             (125)             (70)
Increase in valuation allowance..................            795               163               987              297
                                                   -------------     -------------     -------------    -------------
                                                           6,997             6,308             6,479            4,818
                                                   =============     =============     =============    =============

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (I.E., invoices received in February that relate to services rendered in December of prior year). Non-deductible expenses relate primarily to certain car, meals and entertainment expenses and tax or other penalties.

         In Greece, amounts reported to the tax authorities are provisional until such time as the tax authorities inspect the books and records of an entity. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company and the majority of its subsidiaries have been inspected by the tax authorities up to 2000. Due to the way additional taxes are assessed in Greece, the ultimate outcome of additional tax assessments for the open tax years may vary from the amounts accrued and consequently a change to operations over the above the amounts accrued may be required.

         During the six months ended June 30, 2004, deferred tax assets and liabilities of the Bulgarian subsidiary were re-measured and the total effect of the change in the tax rate from 23.5% to 19.5% was a charge of (euro)238, recorded as a tax expense in the consolidated statements of operation. There was no re-measurement for the three months ended June 30, 2003 and for the three months ended June 30, 2004.

7.       SENIOR NOTES

                                                                                                        UNAUDITED
                                                                                      DECEMBER 31,       JUNE 30,
                                                                                          2003             2004
                                                                                      ------------      ---------
Senior Notes due 2007 (the "2007 Notes") issued on August 12, 1997.

     Interest on the 2007 Notes is paid semi-annually in February and
     August, commencing February 1, 1998, at a rate of 9% per annum.
     The 2007 Notes are redeemable, in whole or in part, at the option
     of the Company at any time on or after August 1, 2002......................            55,001         40,467

Senior Notes due 2008 (the "2008 Notes") issued on June 18, 2001.
     Interest on the Senior notes is paid semi-annually in July and
     January, commencing July 1, 2001 at a rate of 9.75% per annum.
     The 2008 Notes are redeemable, in whole or in part, at the option
     of the company at any time on or after 2005................................           138,750        138,750
                                                                                      ------------      ---------
                                                                                           193,751        179,217
                                                                                      ============      =========

                                 ANTENNA TV S.A.

                      (IN THOUSANDS OF EURO AND US DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         The 2007 Notes were issued in an aggregate face amount of US$115,000 and mature on August 1, 2007. The 2008 Notes were issued in an aggregate face amount of (euro)150,000 and mature on July 1, 2008.

         Interest expense for the three and six months ended June 30, 2003 and 2004 totaled (euro)4,632, (euro)9,693, (euro)4,253 and (euro)8,750, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On March 31, 2003, the Company repurchased (euro)2 million of the 2008 Notes with accrued interest of (euro)49 to the date of repurchase. On December 9, 2003, the Company repurchased (euro)3 million of the 2008 Notes with accrued interest of (euro)128 to the date of repurchase. On May 14, 2003, the Company repurchased (euro)1.7 million ($2.0 million) of the 2007 Notes, with accrued interest of (euro)46 ($54) to the date of repurchase. On December 23, 2003, the Company repurchased (euro)0.8 million ($1 million) of the 2007 Notes with accrued interest of (euro)29 to the date of repurchase.

         On February 16, 2004, the Company repurchased $20 million ((euro)15.8 million) of the 2007 Senior Notes through a partial redemption, with accrued interest of (euro)58 to the date of redemption.

         The early extinguishment of the 2008 Notes resulted in the following:

                                                 UNAUDITED THREE MONTHS ENDED            UNAUDITED SIX MONTHS ENDED
                                                ------------------------------        -------------------------------
                                                JUNE 30, 2003    JUNE 30, 2004        JUNE 30, 2003     JUNE 30, 2004
                                                -------------    -------------        -------------     -------------
Discount on prepayment of Senior Notes....                 --               --                 300                 --
Write-off of related unamortized debt                      --               --                 (76)                --
     issuance costs.......................
                                                -------------    -------------        -------------     -------------
Gain .....................................                 --               --                 224                 --
                                                =============    =============        =============     =============

         The early extinguishment of the 2007 Notes resulted in the following:

                                                 UNAUDITED THREE MONTHS ENDED            UNAUDITED SIX MONTHS ENDED
                                                ------------------------------        -------------------------------
                                                JUNE 30, 2003    JUNE 30, 2004        JUNE 30, 2003     JUNE 30, 2004
                                                -------------    -------------        -------------     -------------
Discount on prepayment of Senior Notes..                 137                --                  137              (475)
Write-off of related unamortized debt                   (178)               --                 (178)             (358)
     issuance costs.....................
                                                -------------    -------------        -------------     -------------
(Loss)..................................                 (41)               --                  (41)             (833)
                                                =============    =============        =============     =============

         In accordance with SFAS No. 145, the gain (loss) for the three and six months ended June 30, 2003 and 2004, has been recorded in other income (expenses), net.

         The indebtedness evidenced by the 2007 and the 2008 Notes constitutes a general unsecured senior obligation of the Company and ranks PARI PASSU in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indentures with respect to the 2007 and the 2008 Notes contain certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates, certain mergers and limitation of business activities.

                                 ANTENNA TV S.A.

                      (IN THOUSANDS OF EURO AND US DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


8.       FOREIGN EXCHANGE GAINS (LOSSES)

         Foreign exchange gains (losses) included in the consolidated statements of operations are analyzed as follows:

                                                 UNAUDITED THREE MONTHS ENDED            UNAUDITED SIX MONTHS ENDED
                                                ------------------------------        -------------------------------
                                                JUNE 30, 2003    JUNE 30, 2004        JUNE 30, 2003     JUNE 30, 2004
                                                -------------    -------------        -------------     -------------
Unrealized foreign exchange gain (loss)
     on Senior Notes (US$)...................           3,290             (372)               5,926            (1,301)

Unrealized foreign exchange (loss) and gain
     and on cash, receivables and payables
     denominated in foreign currencies
     (US$) and realized (losses) gains on
     transactions, net.......................            (304)            (186)                (768)              296
                                                -------------    -------------        -------------     -------------
                                                        2,986             (558)               5,158            (1,005)
                                                =============    =============        =============     =============


9.       OTHER INCOME (EXPENSE), NET

                                                 UNAUDITED THREE MONTHS ENDED            UNAUDITED SIX MONTHS ENDED
                                                ------------------------------        -------------------------------

                                                JUNE 30, 2003    JUNE 30, 2004        JUNE 30, 2003     JUNE 30, 2004
                                                -------------    -------------        -------------     -------------
Other than temporary (loss) from marketable
     securities (see note 5) ...............               --               --                   --            (1,394)
Other (loss), net...........................              (99)              18                  (74)               36
Gain (loss) on repurchase of senior notes
     (see note 7)...........................              (41)              --                  183              (833)
                                                -------------    -------------        -------------     -------------
                                                         (140)              18                  109            (2,191)
                                                =============    =============        =============     =============

10.      SEGMENT INFORMATION

         The Company follows Statement of Financial Accounting Standards No 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information. The Company's reportable segments are: Television, Radio, Pay Television, Music Recording, Internet and Publishing. The Television segment represents a broadcast network and producer of television programming. Revenue is earned from the sale of advertising time to local and international branches of advertising agencies and from royalties from the syndication of programming. The Radio segment represents a free-to-air radio operator, which sells advertising time to local and international branches of advertising agencies. The Pay Television segment sells programming to local and international subscription television platforms. The Music Recording segment is a producer of compact discs, DVDs and cassettes of local popular artists and authors for sale to distributors. The Internet segment produces and offers content for mobile telephone subscribers. The Publishing segment is a publisher of magazines, pamphlets and books for sale to distributors. The Other segment is responsible for a portion of the Company's financial operations and includes training centers, production of infomercials, consulting and air advertisements (audiotext). The accounting policies of the

                                 ANTENNA TV S.A.

                      (IN THOUSANDS OF EURO AND US DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segment are those assets that are used in the operations of that business. Sales are attributed to countries based on selling location. Intersegment sales are accounted for at fair value as if the sales were to third parties.

         Three months ended June 30, 2003:

                                                               UNAUDITED THREE MONTHS ENDED JUNE 30, 2003
                               -----------------------------------------------------------------------------------------------------
                                                        PAY                               MUSIC            INTERSEGMENT     TOTAL
                               TELEVISION   RADIO   TELEVISION  PUBLICATIONS  INTERNET  RECORDING  OTHER   ELIMINATION  CONSOLIDATED
                               -----------------------------------------------------------------------------------------------------
Advertising revenue........        41,386   1,293           --       2,348          --        --      --            --       45,027

Related party sales........         2,036     164           --          64         280        --      --        (1,379)       1,165

Publication revenue........            --      --           --       5,801          --        --      --            --        5,801

Other revenue..............         1,209       4          128         626       1,082     1,063   1,804            (1)       5,915
                              ------------------------------------------------------------------------------------------------------

Total revenues.............        44,631   1,461          128       8,839       1,362     1,063   1,804        (1,380)      57,908

Cost of Sales..............        11,165     590           38       7,539          98       604     870           (66)      20,838

Related party
  cost of sales............             3      --           --          13         404        86     420          (926)          --

Selling, general
  and administrative
  expenses.................         5,271     462            7       1,459         186       288     625            --        8,298

Related party selling,
  general and administrative
  expenses..................          284       4           --          32         125        --       9          (454)          --

Depreciation and amortization         859      14           24         530         185         2      36            84        1,734

Amortization of programming
  costs.....................       11,368      --           --          --          --        --      --            --       11,368
                              ------------------------------------------------------------------------------------------------------

Operating income (loss).....       15,681     391           59        (734)        364        83    (156)          (18)      15,670

Interest expense, net.......       (4,798)    (18)         (11)       (302)         --        (1)      6            --       (5,124)

Foreign exchange gains
  (losses), net.............        2,660     132          194          --          --        --      --            --        2,986

Other income (expense), net           (73)     --           --         (68)         --        --       1            --         (140)
Minority interest in profit
     of consolidated
     entities, net....                 --      --           --          (3)         --        --       --           46           43
                              ------------------------------------------------------------------------------------------------------

Income (loss) before tax...        13,470     505          242      (1,107)        364        82    (149)           28       13,435

Net Income (loss)..........         7,374     325          242      (1,576)        544      (185)   (314)           28        6,438
                              ======================================================================================================

         Six months ended June 30, 2003:

                                                              UNAUDITED THREE MONTHS ENDED JUNE 30, 2003
                              ------------------------------------------------------------------------------------------------------
                                                       PAY                               MUSIC            INTERSEGMENT     TOTAL
                              TELEVISION    RADIO  TELEVISION  PUBLICATIONS  INTERNET  RECORDING    OTHER  ELIMINATION  CONSOLIDATED
                              ------------------------------------------------------------------------------------------------------
Advertising revenue.........      66,165    2,048          --         3,849        --         --       --           --       72,062

Related party sales.........       4,114      242          --           128       420         29       --       (1,906)       3,027

Publication revenue.........          --       --          --        11,809        --         --       --           --       11,809

Other revenue...............       2,536        4         238         1,099     1,628      1,866    3,612           (4)      10,979
                             -------------------------------------------------------------------------------------------------------

Total revenues..............      72,815    2,294         238        16,885     2,048      1,895    3,612       (1,910)      97,877

Cost of Sales...............      19,319    1,169          79        14,466       227      1,042    1,877         (134)      38,045

Related party cost of sales            6       --          --            36       457        103      628     (  1,230)          --

Selling, general and
  administrative expenses...       9,631    1,176          13         2,551       342        523      907           --       15,143

Related party selling,
  general and administrative
  expenses..................         453        8          --            70       125          3       21         (680)          --

Depreciation and
  amortization..............       1,678       43          51         1,062       350          5       63          180        3,432

Amortization of programming
  costs.....................      25,186       --          --            --        --         --       --           --       25,186
                             -------------------------------------------------------------------------------------------------------

Operating income (loss).....      16,542     (102)         95        (1,300)      547        219      116          (46)      16,071

Interest expense, net.......     (9,782)      (34)        (24)         (700)       --         --       11           --      (10,529)

Foreign exchange gains
  (losses), net.............       4,704      171         285            (2)       --         --       --           --        5,158

Other income (expense),
  net.......................         163       --          --           (71)       --         (1 )     --           18          109

Minority interest in profit
  of consolidated entities,
  net.......................          --       --          --            (1)       --         --       --           24           23

                             -------------------------------------------------------------------------------------------------------

Income (loss) before tax....      11,627       35         356        (2,074)      547        218      127           (4)      10,832

Net Income (loss)...........       5,735       21         356        (2,302)      802        (97 )   (158)          (4)       4,353
                             -------------------------------------------------------------------------------------------------------

Segment assets
Total assets at
  June 30, 2003.............     386,459    6,690         790        41,635     5,422      3,050   10,768      (75,478)     379,336
                             =======================================================================================================

         Three months ended June 30, 2004:

                                                              UNAUDITED THREE MONTHS ENDED JUNE 30, 2004
                             ------------------------------------------------------------------------------------------------------
                                                       PAY                               MUSIC            INTERSEGMENT     TOTAL
                             TELEVISION     RADIO  TELEVISION  PUBLICATIONS   INTERNET  RECORDING   OTHER  ELIMINATION  CONSOLIDATED
                             ------------------------------------------------------------------------------------------------------
Advertising revenue........      42,002     1,274          --         2,699         --         --                   --       45,975

Related party sales........       3,672       186          --            95        270         --      --       (2,527)       1,696

Publication revenue........          --        --          --         6,371         --         --      --           --        6,371

Other revenue..............       1,714         1       1,052           479      3,228      1,143   2,898           (2)      10,513
                             ------------------------------------------------------------------------------------------------------

Total revenues.............      47,388     1,461       1,052         9,644      3,498      1,143   2,898       (2,529)      64,555

Cost of Sales..............      11,588       631          37         7,261        115        953   1,111         (107)      21,589

Related party cost of
  sales....................           3        --         723             7       (105)        43     914       (1,585)          --

Selling, general
  and administrative
  expenses.................       6,813       321           5         1,914        377        280     780           --       10,490

Related party selling,
  general and administrative
  expenses.................         274         2          --            38        616          1      12         (943)          --

Depreciation and
  amortization.............         817        10          24           434         78          6      40          185        1,594

Amortization of
  programming costs........      11,453        --          --            --         --         --      --           --       11,453
                             ------------------------------------------------------------------------------------------------------


Operating income (loss)....      16,440       497         263           (10)     2,417       (140)     41          (79)      19,429

Interest expense, net......      (4,406)      (14)         (9)         (497)         2          1       2           --       (4,921)

Foreign exchange gains
  (losses), net                    (659)       35          66            --         --         --      --           --         (558)

Other income (expense), net          17        --          --             1         --         (1)      1           --           18
Minority interest in loss
  (profit) of consolidated
  entities, net............          --        --          --            (9)        --         --      --           24           15
                             ------------------------------------------------------------------------------------------------------

Income (loss) before tax...      11,392       518         320          (515)     2,419       (140)     44          (55)      13,983

Net Income (loss)..........       6,574       337         274          (922)     1,582       (194)     (8)          32        7,675
                             ======================================================================================================

         Six months ended June 30, 2004:

                                                              UNAUDITED THREE MONTHS ENDED JUNE 30, 2004
                             -------------------------------------------------------------------------------------------------------
                                                       PAY                               MUSIC             INTERSEGMENT     TOTAL
                             TELEVISION     RADIO  TELEVISION  PUBLICATIONS   INTERNET  RECORDING    OTHER  ELIMINATION CONSOLIDATED
                             -------------------------------------------------------------------------------------------------------
Advertising revenue.......       69,131     2,249          --         4,632         --         --       --           --      76,012

Related party sales.......        4,596       282          --           185        417         --       --       (3,091)      2,389

Publication revenue.......           --        --          --        11,960         --         --       --           --      11,960

Other revenue.............        2,885         1       1,152         1,188      3,887      1,773    4,848           (2)     15,732
                             -------------------------------------------------------------------------------------------------------

Total revenues............       76,612     2,532       1,152        17,965      4,304      1,773    4,848       (3,093)    106,093

Cost of sales.............       19,821     1,231          74        14,207        214      1,503    1,969         (167)     38,852

Related party cost
  of sales................            3        --         723            26          1         74    1,104       (1,931)         --

Selling, general and
  and administrative
  expenses................       12,632       690          12         3,291        612        560    1,202           --      18,999

Related party selling,
  general and administrative
  expenses................          427         4          --            68        639          1       23       (1,162)         --

Depreciation and
   amortization...........        1,628        32          48           851        223         10       78          323       3,193

Amortization of
  programming costs.......       24,595        --          --            --         --         --       --           --      24,595
                             -------------------------------------------------------------------------------------------------------

Operating income (loss)...       17,506       575         295          (478)     2,615       (375)     472         (156)     20,454

Interest expense, net.....       (8,880)      (28)        (18)         (856)         2          1        3           --      (9,776)

Foreign exchange (losses),
   net....................       (1,039)      (18)         51            --         --         --       --           --      (1,005)

Other income, (expense),
   net(1) ................         (799)       --          --             1          1         (1)  (1,393)          --      (2,191)

Minority interest in
   (profit) losses of
   consolidated entities..           --        --          --           (10)        --         --       --           43          33
                             -------------------------------------------------------------------------------------------------------

(Loss) income before tax..        6,788       530         328        (1,343)     2,618       (375)    (918)        (113)      7,515

Net (loss) income.........        3,788       294         283        (1,594)     1,689       (347)  (1,151)        (265)      2,697
                             -------------------------------------------------------------------------------------------------------

Segment assets
Total assets at June
  30, 2004................      355,427     6,716       1,898        42,609      9,076      3,832   11,719     (78,811)     352,466
                             =======================================================================================================


(1) Included in other income (expense), net (under segment other) is the additional write-down of the marketable equity securities representing an other than temporary loss amounting to (euro)1,394 (see note 5)

         GEOGRAPHIC AREAS

         Information about geographic areas is as follows:


                                    UNAUDITED THREE MONTHS ENDED            UNAUDITED SIX MONTHS ENDED
                                   ------------------------------        -------------------------------

                                   JUNE 30, 2003    JUNE 30, 2004        JUNE 30, 2003     JUNE 30, 2004
                                   -------------    -------------        -------------     -------------
REVENUES:
     Greece............                   55,340           61,350               93,464           101,003
     United States.....                      268              214                  877               424
     Australia.........                      128              202                  238               302
     Cyprus............                      297              421                  446               550
     Bulgaria..........                    1,875            2,368                2,852             3,814
                                   -------------    -------------        -------------     -------------
                                          57,908           64,555               97,877           106,093
                                   =============    =============        =============     =============

Note:  Revenues are attributed to countries based on location of customer.

         LONG LIVED ASSETS ARE ANALYZED AS FOLLOWS

                                                                      UNAUDITED
                                                DECEMBER 31,           JUNE 30,
                                                    2003                   2004
                                                ------------          ---------
Domestic ...............................             101,736            101,349
International ..........................               1,414              1,282
                                                ------------          ---------
     Total .............................             103,150            102,631
                                                ============          =========


11.      SUBSEQUENT EVENTS

         The Company entered into an agreement in principle, on July 29, 2004, with certain shareholders of Daphne as a result of which Antenna will increase its ownership interest in Daphne through a combination of share transfers and a capital increase. Antenna expects that upon completion of the transaction it will own approximately 90% of Daphne and will have paid, or capitalized loans, in an aggregate of (euro)6.6 million.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. WE MAINTAIN OUR ACCOUNTING RECORDS AND PUBLISH OUR STATUTORY FINANCIAL STATEMENTS FOLLOWING GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS QUARTERLY REPORT. YOU SHOULD READ THE INFORMATION UNDER "FORWARD-LOOKING STATEMENTS" FOR SPECIAL INFORMATION ABOUT OUR INTERPRETATION OF FORWARD-LOOKING INFORMATION.

GENERAL

         We derive a substantial portion of our revenue from the sale of advertising time. Total advertising revenue made up 71.6% of total net revenue in the six months ended June 30, 2004. We report revenue from publishing due to our interest in Daphne Communications S.A. (or Daphne), which in the six months ended June 30, 2004 represented 11.3% of total net revenue. Other revenue including related party revenue, primarily consisting of program sales, sales of recorded music, Visa card fees and commissions, revenue from the provision of technical services and infomercials, SMS/WAP fees, tuition fees and pay television fees, represented 17.1% of total net revenue in the six months ended June 30, 2004.

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (14.2% of total net television advertising revenue in 2003), and usually at its highest level during the fourth fiscal quarter (28.3% of total net television advertising revenue in 2003) or the second fiscal quarter (35.9% of the total net television advertising revenue in 2003). Television advertising revenue was approximately 4.5% higher in the six months ended June 30, 2004 compared to the same period of 2003.

         Nova Television has re-commenced operations as a nationwide television station. As a result the Company intends to invest approximately (euro)2.5 million ($3.0 million) in Bulgaria between the end of 2003 and 2008 to upgrade the network.

RECENT DEVELOPMENT

         A wholly owned subsidiary of Antenna TV entered into an agreement in principle, on July 29, 2004, with certain shareholders of Daphne as a result of which Antenna will increase its ownership interest in Daphne through a combination of share transfers and a capital increase. Antenna expects that upon completion of the transactions it will own approximately 90% of Daphne and will have paid, or capitalized loans, in an aggregate of (euro)6.6 million.

REVENUE

ADVERTISING REVENUE

         Television advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by such factors as the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our television advertising revenue is generated from national advertising arrangements and contracts with local and international branches of advertising agencies, representing both multinational and national advertisers.

         We use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies, which are entitled to a rebate then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In the first six months of 2004, we sold approximately 96.3% of total available advertising time during prime time broadcasts and approximately 77.1% of total available advertising time, including unsold advertising time (commonly referred to as "dead time") allocated to audiotext, our magazines, infomercials and home shopping. We use a variety of means to utilize dead time to improve our operating results and cash flows, including through sources such as audiotext and infomercials. We derive revenue from our subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

RELATED PARTY (PROGRAMMING) REVENUE

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States through an affiliated entity, Antenna Satellite TV (USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See note 10 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world.

PUBLISHING REVENUE

         We derive circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

OTHER REVENUE

    Other revenue is derived from:

    o    program sales;

    o sales of recorded music (principally Greek pop hits) in compact disc, DVD and cassette format that we produce with local popular artists and authors;

    o    Visa(R)card fees and commissions;

    o the provision of technical services and infotainment services, such as news information, sports results and horoscopes;

    o    SMS services and message services related to reality television shows;

    o    tuition fees; and

    o    pay television fees.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news as well as publication costs. Selling, general and administrative expenses ("SG&A") includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         We follow SOP 00-2 which established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television productions to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised, the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation.

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library. This value is demonstrated by the advertising revenue generated from re-broadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2004 (UNAUDITED)
COMPARED TO THREE MONTHS ENDED JUNE 30, 2003 (UNAUDITED)

         REVENUES. Total net revenue increased (euro)6.7 million, or 11.5%, from
(euro)57.9 million in the three months ended June 30, 2003 to (euro)64.6 million in the three months ended June 30, 2004. This increase was attributable primarily to an increase of:

         o (euro)2.2 million in revenue from Antenna Internet, reflecting an increase in revenue from internet sites and an increase in sales of content for SMS services related to reality television programs;

         o    (euro)1.1 million of revenue from Antenna TV's operations;

         o    (euro)0.9 million of revenue from Audiotex;

         o (euro)0.8 million in revenue from Daphne, mainly due to the increase of publication revenue;

         o (euro)0.5 million of revenue from Nova Bulgaria, mainly due to an increase in advertising revenue;

         o    (euro)0.1 million in revenue from Heaven Music; and

         o    (euro)0.1 million in revenue from Antenna Pacific.

         This increase was also the result of the addition of (euro)0.9 million of revenue from Antenna Program Management resulting from the receipt for the first time of subscription revenue from the Antenna Gold channel on the Nova bouquet, and (euro)0.3 million of tuition fees from Fame Studio School.

         Advertising revenue, which comprised 71.2% of total net revenues for the three months ended June 30, 2004, increased (euro)1.0 million, or 2.1%, from
(euro)45.0 million in the three months ended June 30, 2003 to (euro)46.0 million in the three months ended June 30, 2004. This increase was attributable primarily to an increase of:

         o (euro)0.5 million, or 28.8%, in advertising revenue from Nova Bulgaria, mainly due to an increase in advertising volume and also to a lesser extent an increase in advertising prices;

         o (euro)0.4 million, or 15.0%, in advertising revenue from Daphne due to increased readership; and

         o (euro)0.2 million, or 0.4%, in advertising revenue from Antenna TV's operations due to an increase in advertising prices.

         Related party revenue increased (euro)0.5 million, or 45.6%, from
(euro)1.2 million in the three months ended June 30, 2003 to (euro)1.7 million in the three months ended June 30, 2004. This increase was the result of increased revenue mainly from Epikinonia and to a lesser extent from Antenna Cyprus.

         Publication revenue increased (euro)0.6 million, or 9.8%, from
(euro)5.8 million in the three months ended June 30, 2003 to (euro)6.4 million in the three months ended June 30, 2004, resulting from an increase in the circulation of Daphne's magazines.

         Other revenue increased (euro)4.6 million, or 77.8%, from (euro)5.9 million in the three months ended June 30, 2003 to (euro)10.5 million in the three months ended June 30, 2004. This increase was principally the result of:

         o an increase of (euro)2.2 million of revenue from Antenna Internet due to an increase in revenue from internet sites and an increase in sales of content for SMS services related to reality television programs;

         o an increase of (euro)0.9 million of revenue from Audiotex stemming from our reality TV show `Fame Story';

         o the addition of (euro)0.9 million of revenue from Antenna Program Management reflecting subscription revenue of the Antenna Gold channel on the Nova bouquet;

         o  an increase of(euro)0.5 million of other revenue of Antenna TV;

         o the addition of(euro)0.3 million of tuition fees from Fame Studio School; and

         o an increase of(euro)0.1 million of revenue from each of Heaven Music and Antenna Pacific.

         The increase was partially offset by a decrease of other revenue from Daphne of (euro)0.15 million.

         COST OF SALES. Cost of sales increased (euro)0.8 million, or 3.6%, from
(euro)20.8 million in the three months ended June 30, 2003 to (euro)21.6 million in the three months ended June 30, 2004. This increase was attributable primarily to an increase in Heaven Music cost of sales of (euro)0.3 million, or 57.6%, mainly due to costs of recording, an increase in Nova Bulgaria cost of sales of (euro)0.3 million, or 30.8%, mainly due to the increased cost of programs produced locally, an increase in Audiotex cost of sales of (euro)0.1 million, or 14.2%, mainly due to an increase in royalties associated with sales volume and an increase in Antenna TV cost of sales of (euro)0.1 million, or 0.9%, mainly due to increased cost of news. This increase was partially offset by a decrease in cost of sales from Daphne of (euro)0.3 million, or 3.7%.

         SG&A. Selling, general and administrative expenses ("SG&A") increased
(euro)2.2 million, or 26.4%, from (euro)8.3 million in the three months ended June 30, 2003 to (euro)10.5 million in the three months ended June 30, 2004. This increase was attributable primarily to an increase in SG&A of (euro)0.9 million from Antenna Television's operation, mainly due to increased traveling expenses, payroll costs and the first time assessment of fees in respect of musical tracks used on our television programs, an increase in SG&A of (euro)0.7 from Nova Bulgaria, mainly due to increased frequency fees associated with the acquisition of a nation-wide license, an increase of (euro)0.5 million from Daphne, mainly due to the increased payroll costs and an increase of (euro)0.2 million from Antenna Internet. This increase in SG&A was partially offset by a decrease of (euro)0.1 million, or 30.6%, from Antenna Radio.

         AMORTIZATION. Amortization of programming costs increased slightly
(euro)0.1 million, or 0.8%, from (euro)11.4 million in the three months ended June 30, 2003 to (euro)11.5 million in the three months ended June 30, 2004.

         DEPRECIATION. Depreciation decreased (euro)0.1 million from (euro)1.7 million in the three months ended June 30, 2003 to (euro)1.6 million in the three months ended June 30, 2004. This decrease was attributable primarily to a decrease in depreciation of (euro)0.1 million from Antenna Internet and Daphne due to fully depreciated assets and was partially offset by an increase in depreciation costs for Audiotex.

         OPERATING INCOME. Operating income increased (euro)3.7 million, or 24.0%, from income of (euro)15.7 million in the three months ended June 30, 2003 to (euro)19.4 million in the three months ended June 30, 2004, mainly as a result of an increase in total net revenues and, to a lesser extent, a decrease in depreciation, partially offset by an increase in SG&A. This increase primarily reflected:

         o an increase of(euro)2.0 million in the operating income of Antenna Internet;

         o  the addition of revenue of(euro)0.9 million in respect of Antenna
            Gold;

         o  an improvement of(euro)0.7 million in operating loss of Daphne;

         o  an increase of(euro)0.6 million in operating income of Audiotex;

         o  an increase of(euro)0.1 million in operating income of Antenna TV;

         o the addition of operating income of(euro)0.1 of Fame Studio, which commenced operations in the fourth quarter of 2003;

         o an increase of(euro)0.1 million in operating income of Antenna Radio; and

         o an increase of(euro)0.1 million in operating income from Antenna Pacific.

         This improvement was partially offset by operating loss of Nova Bulgaria of (euro)0.5 million and Heaven Music of (euro)0.3 million.

         INTEREST EXPENSE, NET. Interest expense, net decreased (euro)0.2 million, or 3.9%, from (euro)5.1 million in the three months ended June 30, 2003 to (euro)4.9 million in the three months ended June 30, 2004, reflecting a decrease in interest expense of Antenna TV of (euro)0.4 million due to the partial redemption of certain of our senior notes.

         FOREIGN EXCHANGE GAINS (LOSSES). Foreign exchange losses increased by
(euro)3.6 million from gains of (euro)3.0 million in the three months ended June 30, 2003 to losses of (euro)0.6 million in the three months ended June 30, 2004, reflecting the depreciation of the euro to the US dollar in the second quarter of 2004.

         OTHER INCOME (EXPENSE), NET. Other income (expense), net increased
(euro)0.16 million from expense of (euro)0.14 million in the three months ended June 30, 2003 to income of (euro)0.02 million in the three months ended June 30, 2004.

         PROVISION FOR INCOME TAXES. Provision for income taxes decreased
(euro)0.7 million from (euro)7.0 million in the three months ended June 30, 2003 to (euro)6.3 million in the three months ended June 30, 2004, primarily due to a decrease in disallowed expenses, non-deductible general expenses and additional taxes and a decrease in the valuation allowance for the period.

         NET (INCOME). Net income increased (euro)1.3 million, or 20.3%, from
(euro)6.4 million in the three months ended June 30, 2003 to (euro)7.7 million in the three months ended June 30, 2004. This increase was primarily attributable to:

         o the increase in operating income of(euro)2.0 million of Antenna Internet;

         o the addition of operating income of(euro)0.9 million in respect of Antenna Gold;

         o the improvement of(euro)0.7 million in operating loss of Daphne (resulting in an operating loss of (euro)1.0 million); and

         o  the increase of(euro)0.6 million in operating income of Audiotex.

         Additionally, the increase in net income was also attributable to the decrease in provision from income taxes and interest expense.

         This increase in net income was partially offset by:

         o  the decrease of(euro)3.6 million in foreign exchange gains;

         o the increase in the operating loss of(euro)0.5 million of Nova Bulgaria; and

         o  the increase in the operating loss of(euro)0.3 million of Heaven
            Music.


SIX MONTHS ENDED JUNE 30, 2004 (UNAUDITED)
COMPARED TO SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED)

         REVENUES. Total net revenue increased (euro)8.2 million, or 8.4%, from
(euro)97.9 million in the six months ended June 30, 2003 to (euro)106.1 million in the six months ended June 30, 2004. This increase was attributable primarily to an increase of:

         o (euro)2.3 million in revenue from Antenna Internet, reflecting an increase in revenue from internet sites and an increase in sales of content for SMS services related to reality television programs;

         o (euro)1.7 million of revenue from Antenna TV's operations, mainly due to the increase in advertising revenue;

         o (euro)1.0 million in revenue from Daphne, mainly due to the increase in the level of advertising revenue;

         o (euro)1.0 million of revenue from Nova Bulgaria, mainly due to an increase in advertising revenue;

         o (euro)0.7 million of revenue from Audiotex stemming from our reality TV program `Fame Story'; and

         o (euro)0.2 million of revenue from Antenna Radio, reflecting an increase in advertising revenue.

         This increase was also the result of the addition of (euro)0.9 million of revenue from Antenna Gold and (euro)0.5 million of revenue from Fame Studio. This increase was partially offset by a decrease in revenue of (euro)0.1 million from Heaven Music.

         Advertising revenue, which comprised 71.6% of total net revenues for the six months ended June 30, 2004, increased (euro)3.9 million, or 5.5%, from
(euro)72.1 million in the six months ended June 30, 2003 to (euro)76.0 million in the six months ended June 30, 2004. This increase was attributable primarily to an increase of:

         o (euro)2.1 million, or 3.3%, in advertising revenue from Antenna TV's operations due to an increase in advertising prices;

         o (euro)0.8 million, or 36.0%, in advertising revenue from Nova Bulgaria due to an increase in advertising volume and also to a lesser extent an increase in advertising prices;

         o  (euro)0.8 million, or 20.4%, in advertising revenue from Daphne; and

         o  (euro)0.2 million, or 9.8%, in advertising revenue from Antenna
            Radio.

         Related party revenue decreased (euro)0.6 million, or 21.1%, from
(euro)3.0 million in the six months ended June 30, 2003 to (euro)2.4 million in the six months ended June 30, 2004. This decrease was the result of lower revenue mainly from Makedonia TV (due to the fact that Antenna Television reduced the number of services offered to Makedonia TV and consequently the annual charge was decreased from 22% to approximately 5%, effective from January 1, 2004).

         Publication revenue increased (euro)0.2 million, or 1.3%, from
(euro)11.8 million in the six months ended June 30, 2003 to (euro)12.0 million in the six months ended June 30, 2004, primarily resulting from the increase in the circulation of Daphne's magazines.

         Other revenue increased (euro)4.7 million, or 43.3%, from (euro)11.0 million in the six months ended June 30, 2003 to (euro)15.7 million in the six months ended June 30, 2004. This increase was principally the result of:

         o an increase of (euro)2.3 million of revenue from Antenna Internet due to an increase in revenue from internet sites and an increase in sales of content for SMS services related to reality television programs;

         o the addition of (euro)0.9 million of revenue from Antenna Program Management reflecting subscription revenue of Antenna Gold channel on the Nova bouquet;

         o (euro)0.7 million of revenue from Audiotex due to the success of our reality TV program `Fame Story';

         o  the addition of(euro)0.5 million of revenue from Fame Studio;

         o  an increase of(euro)0.2 million of other revenue from Antenna TV;

         o an increase of(euro)0.1 million of other revenue from Nova Bulgaria; and

         o  an increase of(euro)0.1 million of other revenue from Daphne.

         The increase was partially offset by a decrease of revenue from Heaven Music of (euro)0.1 million.

         COST OF SALES. Cost of sales increased (euro)0.9 million, or 2.1%, from
(euro)38.0 million in the six months ended June 30, 2003 to (euro)38.9 million in the six months ended June 30, 2004. This increase was attributable primarily to an increase in Heaven Music cost of sales of (euro)0.5 million, or 44.2%, mainly due to costs of recording, an increase in Nova Bulgaria cost of sales of
(euro)0.4 million, or 16.4%, mainly due to the increased cost of programs produced locally, an increase in Antenna TV cost of sales of (euro)0.1 million, or 0.8%, and the addition of (euro)1.0 million of cost of sales from Fame Studio. This increase was partially offset by a decrease in cost of sales of Daphne of (euro)0.3 million, or 1.8%.

         SG&A. SG&A increased (euro)3.9 million, or 25.5%, from (euro)15.1 million in the six months ended June 30, 2003 to (euro)19.0 million in the six months ended June 30, 2004. This increase was attributable primarily to an increase in SG&A of (euro)1.6 million from Antenna Television's operation, mainly due to the first time assessment of fees in respect of musical tracts used on our television programs, increased traveling expenses and payroll costs, an increase in SG&A of (euro)1.4 from Nova Bulgaria, mainly due to frequency fees and legal expenses associated with the acquisition of a nation-wide license, an increase of (euro)0.7 million from Daphne, mainly due to increased payroll costs, and a slight increase in SG&A of (euro)0.3 from Antenna Internet. This increase in SG&A was partially offset by a decrease of (euro)0.5 million, or 41.3%, from Antenna Radio.

         AMORTIZATION. Amortization of programming costs decreased (euro)0.6 million, or 2.3%, from (euro)25.2 million in the six months ended June 30, 2003 to (euro)24.6 million in the six months ended June 30, 2004.

         DEPRECIATION. Depreciation decreased (euro)0.2 million, or 7.0%, from
(euro)3.4 million in the six months ended June 30, 2003 to (euro)3.2 million in the six months ended June 30, 2004. This decrease was attributable primarily to a decrease in depreciation of (euro)0.2 million from Daphne and of (euro)0.1 million from Antenna Internet resulting from fully depreciated assets and was partially offset by an increase in depreciation costs for Audiotex.

         OPERATING INCOME. Operating income improved (euro)4.4 million, or 27.3%, from income of (euro)16.1 million in the six months ended June 30, 2003 to (euro)20.5 million in the six months ended June 30, 2004, mainly as a result of an increase in total net revenues and, to a lesser extent, a decrease in amortization of Antenna TV programming costs, partially offset by an increase in SG&A. This increase primarily reflected:

         o an increase of(euro)2.1 million in the operating income of Antenna Internet;

         o  the addition of revenue of(euro)0.9 million in respect of Antenna
            Gold;

         o  an improvement of(euro)0.8 million in operating loss of Daphne;

         o  an increase of(euro)0.7 million in operating income of Antenna
            Radio;

         o  an increase of(euro)0.6 million in operating income of Audiotex;

         o  an increase of(euro)0.6 million in operating income of Antenna TV;

         o  the addition of operating income of(euro)0.2 of Fame Studio; and

         o an increase of(euro)0.1 million in operating income from Antenna Pacific.

         This improvement was partially offset by the increase in operating loss of Nova Bulgaria of (euro)0.8 million and Heaven Music of (euro)0.6 million.

         INTEREST EXPENSE, NET. Interest expense, net decreased (euro)0.7 million, or 7.1%, from (euro)10.5 million in the six months ended June 30, 2003 to (euro)9.8 million in the six months ended June 30, 2004, primarily reflecting a decrease in interest expense of Antenna TV of (euro)0.9 million due to the partial redemption of certain of our senior notes.

         FOREIGN EXCHANGE GAINS (LOSSES). Foreign exchange losses increased by
(euro)6.2 million from gains of (euro)5.2 million in the six months ended June 30, 2003 to losses of (euro)1.0 million in the six months ended June 30, 2004, reflecting the depreciation of the euro to the US dollar in the first half of 2004.

         OTHER INCOME (EXPENSE), NET. Other income (expense), net worsened
(euro)2.3 million from income of (euro)0.1 million in the six months ended June 30, 2003 to expense of (euro)2.2 million in the six months ended June 30, 2004, primarily reflecting the loss of (euro)1.4 million resulting from a further other-than-temporary decline in the fair value of our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) and a loss of (euro)0.8 million from the partial redemption of our senior notes at a premium (based on the terms of such notes) and the write-off of associated debt issuance expenses, in the six months ended June 30, 2004.

         PROVISION FOR INCOME TAXES. Provision for income taxes decreased
(euro)1.7 million, or 25.6%, from (euro)6.5 million in the six months ended June 30, 2003 to (euro)4.8 million in the six months ended June 30, 2004, primarily due to a decrease of earnings before taxes, and the decrease of valuation allowance and disallowed expenses, non deductible general expenses and additional taxes.

         NET INCOME. Net income decreased (euro)1.6 million from (euro)4.3 million in the six months ended June 30, 2003 to income of (euro)2.7 million in the six months ended June 30, 2004. This decrease in net income was primarily attributable to:

         o  the increase of(euro)6.2 million in foreign exchange losses;

         o the further write-down of(euro)1.4 million of marketable equity securities;

         o the loss of(euro)0.8 million from the partial redemption of certain of our senior notes due 2007 at a premium in the first quarter;

         o the increase in the operating loss of(euro)0.8 million of Nova Bulgaria; and

         o  the increase in the operating loss of(euro)0.6 million of Heaven
            Music.

         This increase in net loss was partially offset by:

         o an increase of(euro)2.1 million in the operating income of Antenna Internet;

         o the addition of operating income of(euro)0.9 million in respect of Antenna Gold;

         o an improvement of(euro)0.8 million in operating loss of Daphne (resulting in an operating loss of (euro)0.6 million and a net loss for publishing of(euro)1.7 million);

         o  an increase of(euro)0.7 million in operating income of Antenna
            Radio;

         o  an increase of(euro)0.6 million in operating income of Audiotex; and

         o  an increase of(euro)0.6 million in operating income of Antenna TV.

         Additionally, this increase in net loss was also partially offset by the decrease in interest expense and the decrease in provision from income taxes.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations. As a result of our delisting we have no access to the equity capital markets.

1.       FUTURE COMMITMENTS AND FUNDING SOURCES

         At June 30, 2004, our contractual cash commitments, with initial or remaining terms, are as follows (all amounts in thousands of euro):

-----------------------------------------------------------------------------------------------------------------------------
                                                 PAYMENTS DUE BY PERIOD
-----------------------------------------------------------------------------------------------------------------------------
                                           01/07/2004-    01/07/2005-   01/07/2006-   1/07/2007-    01/07/2008-
CONTRACTUAL OBLIGATIONS           TOTAL    30/06/2005     30/06/2005    30/06/2007    30/06/2008    30/06/2009    THEREAFTER
-----------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (1)               179,217            --             --            --      179,217            --            --
-----------------------------------------------------------------------------------------------------------------------------

CAPITAL LEASE OBLIGATIONS          1,521           662            595           261            3            --            --
-----------------------------------------------------------------------------------------------------------------------------

OPERATING LEASES                  18,707         3,371          3,541         3,726        3,926         4,143            --
-----------------------------------------------------------------------------------------------------------------------------

OTHER LONG-TERM
   OBLIGATIONS (2)                 2,649            --            581            --           --            --         2,068
-----------------------------------------------------------------------------------------------------------------------------

TOTAL CONTRACTUAL
   CASH OBLIGATIONS              202,094         4,033          4,717         3,987      183,146         4,143         2,068
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
                                           01/07/2004-    01/07/2005-   01/07/2006-   1/07/2007-    01/07/2008
CONTRACTUAL COMMITMENTS           TOTAL    30/06/2005     30/06/2005    30/06/2007    30/06/2008    30/06/2009    THEREAFTER
-----------------------------------------------------------------------------------------------------------------------------
UTILIZED LINES
   OF CREDIT (3)                  19,054        19,054             --            --           --            --            --
-----------------------------------------------------------------------------------------------------------------------------

LETTERS OF GUARANTEE (4)           9,076         5,738          3,338            --           --            --            --
-----------------------------------------------------------------------------------------------------------------------------

OTHER COMMITMENTS (5)             10,751           611            451         4,968        4,721            --            --
-----------------------------------------------------------------------------------------------------------------------------

TOTAL COMMERCIAL
   COMMITMENTS                    38,881        25,403          3,789         4,968        4,721            --            --
-----------------------------------------------------------------------------------------------------------------------------

(1) Long-term debt is comprised of our senior notes. Our US dollar-denominated senior notes due 2007 are redeemable, in whole or in part, at our option at any time after August 12, 2002. Our euro-denominated senior notes due 2008 are redeemable, in whole or in part, at our option at any time on or after June 11, 2005. The above payment schedule does not give effect to the repurchases of our senior notes from time to time.

(2) Other long-term obligations represent employee retirement benefits and long-term provision.

(3)      Revolving credit.

(4) The amount reflects the letters of guarantee issued by us primarily to Endemol Entertainment and Fox (Twentieth Century) as at June 30, 2004.

(5)      The amount reflects commitments for licensed film rights.

         As of June 30, 2004, we had approximately (euro)180.7 million of long-term debt (which includes the current portion of capital lease obligations of (euro)0.7 million). This debt primarily consists of our senior notes due 2007 and our senior notes due 2008, and to a lesser extent, (euro)1.5 million of long-term obligations under capital leases (including the current portion).

         As of June 30, 2004, we had approximately (euro)19.1 million of bank overdrafts and short-term borrowings. Bank overdrafts and short-term borrowings primarily consisted of Daphne borrowings of (euro)17.5 million dominated in euro. Short-term borrowings included short-term borrowings of (euro)1.4 million of debt under a revolving facility assumed as part of the acquisition of Antenna Radio dominated in yen and euro. We had unused bank lines at June 30, 2004 of
(euro)31.6 million, of which Antenna TV had unused bank lines at June 30, 2004 of (euro)23.7 million.

         Our principal use of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled
(euro)22.4 million in the six months ended June 30, 2003 and (euro)24.1 million in the six months ended June 30, 2004.

         OPERATING ACTIVITIES. Net cash used in operating activities was
(euro)8.0 million in the six months ended June 30, 2003 compared to (euro)16.8 million in the six months ended June 30, 2004. The increase of (euro)8.8 million in cash used in operating activities is mainly due to lower net income as a result mainly of foreign exchange losses and write down of marketable equity securities, increased accounts receivables related to higher revenue and deferred payments to program suppliers.

         INVESTING ACTIVITIES. Net cash used in investing activities was
(euro)4.9 million in the six months ended June 30, 2003 compared to (euro)1.1 million in the six months ended June 30, 2004. During the six months ended June 30, 2004, we upgraded some of our technical installations and purchased means of furniture and fixtures for our office and studio complex as well as means of transportation.

         FINANCING ACTIVITIES. Net cash used in financing activities was
(euro)5.2 million in the six months ended June 30, 2003 compared to (euro)16.4 million in the six months ended June 30, 2004. The increase in net cash used in financing activities in the six months ended June 30, 2004 was principally attributable to the partial redemption of $20 million of our senior notes due 2007, partially offset by an increase in bank overdrafts of (euro)0.3 million.

OFF-BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements.

INFLATION

         Greece experienced average annual rates of inflation of 2.6% during 1999, 3.2 % during 2000, 3.4% during 2001, 3.6% during 2002 and 3.5% during
2003.

ACQUISITIONS OF UNRELATED BUSINESS

         In the second quarter of 2004, we established a new wholly owned subsidiary, Antenna Program Management AE. The new subsidiary, in which the Company invested (euro)60, succeeds to the rights and obligations of Antenna Gold Overseas Ltd under the channel distribution agreement concluded with MultiChoice Hellas in 2001.

FASB INTERPRETATION NO. 46.

         In January 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in a an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R, issued in December 2003, replaces FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES. Variable interest entities are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability based on criteria set forth in the interpretation. We will be required to apply FIN 46R to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interest entities created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non controlling interests of the variable interest entities initially will be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the variable interest entity.

      We have not yet determined the impact of applying FIN 46R.


ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK MANAGEMENT

         Since January 1, 2002, our functional currency is the euro. Prior to that date, our functional currency was the drachma. Certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into euro using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the euro equivalent using exchange rates in effect at period-end. Non-euro denominated revenue, principally from the licensing and distribution of programming outside Greece, accounted for
(euro)5.1 million, or 4.8%, of total net revenue in the six months ended June 30, 2004 and (euro)4.4 million, or 4.5%, of total net revenue in the six months ended June 30, 2003. Our non-euro denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 4.1% of total net revenue in the six months ended June 30, 2004. Non-euro denominated indebtedness (primarily U.S. dollars) totaled (euro)41.3 million at June 30, 2004. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in euro. We expect to increase modestly the level of non-euro denominated revenue as a result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         At times, we may hedge elements of our currency exposure through the use of derivative instruments such as forward exchange agreements and currency options. We may also consider interest rate swaps. We are continuously evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged.

         We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counter party fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counter parties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value.

         The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                                             DECEMBER 31, 2003
                                                                             -----------------
FINANCIAL INSTRUMENT                                                MATURITY (2007)         FAIR VALUE
                                                                    ---------------         ----------
                                                                       ((EURO))              ((EURO))        ($)

                                                                                (IN MILLIONS)
Senior notes due 2007 ($69.3 million)                                  55.0                    55.8         70.3
Average interest rate                                                  10.2%                     --           --


                                                                                JUNE 30, 2004
                                                                                -------------
FINANCIAL INSTRUMENT                                                MATURITY (2007)         FAIR VALUE
                                                                    ---------------         ----------
                                                                       ((EURO))              ((EURO))        ($)
                                                                                (IN MILLIONS)
Senior notes due 2007 ($49.3 million)..................                 40.5                   41.0         49.9
Average interest rate..................................                  9.3%                    --           --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                               DECEMBER 31, 2003
                                                                               -----------------
FINANCIAL INSTRUMENT                                                MATURITY (2008)         FAIR VALUE
                                                                    ---------------         ----------
                                                                       ((EURO))              ((EURO))        ($)
                                                                                (IN MILLIONS)
Senior notes due 2008 ((euro)138.7  million)                           138.7                  141.5        178.2
Average interest rate                                                   10.2%                    --           --

                                                                                JUNE 30, 2004
                                                                                -------------
FINANCIAL INSTRUMENT                                                MATURITY (2008)         FAIR VALUE
                                                                    ---------------         ----------
                                                                       ((EURO))              ((EURO))        ($)
                                                                                 (IN MILLIONS)
Senior notes due 2008 ((euro)138.7  million)................            138.7                 134.9        164.3
Average interest rate..................................                  10.2%                   --           --

         The average interest rate represents the stated interest rate of 9.75% plus amortization of deferred issuance costs.

INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                                              DECEMBER 31, 2003
                                                                              -----------------
FINANCIAL INSTRUMENT                                                MATURITY (2007)         FAIR VALUE
                                                                    ---------------         ----------
                                                                       ((EURO))              ((EURO))        ($)
                                                                                (IN MILLIONS)
Senior notes due 2007 ($69.3 million)                                   55.0                   55.8         70.3
Average interest rate                                                   10.2%                    --           --

                                                                                JUNE 30, 2004
                                                                                -------------
FINANCIAL INSTRUMENT                                                MATURITY (2007)         FAIR VALUE
                                                                    ---------------         ----------
                                                                       ((EURO))              ((EURO))        ($)
                                                                                (IN MILLIONS)
Senior notes due 2007 ($49.3 million)..................                 40.5                   41.0         49.9
Average interest rate..................................                  9.3%                    --           --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                             DECEMBER 31, 2003
                                                                             -----------------
FINANCIAL INSTRUMENT                                                MATURITY (2008)         FAIR VALUE
                                                                    ---------------         ----------
                                                                       ((EURO))              ((EURO))        ($)
                                                                                (IN MILLIONS)
Senior notes due 2008 ((euro)138.7  million)                             138.7                141.5        178.2
Average interest rate                                                     10.2%                  --           --

                                                                                JUNE 30, 2004
                                                                                -------------
FINANCIAL INSTRUMENT                                                MATURITY (2008)         FAIR VALUE
                                                                    ---------------         ----------
                                                                       ((EURO))              ((EURO))        ($)
                                                                                (IN MILLIONS)
Senior notes due 2008 ((euro)138.7 million).................             138.7                 134.9       164.3
Average interest rate.......................................              10.2%                   --          --

         The average interest rate represents the stated interest rate of 9.75% plus amortization of deferred issuance costs.


OTHER INFORMATION

ITEM 4.  OTHER INFORMATION

         FORWARD-LOOKING STATEMENTS

         We are hereby providing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform
Act) made in this Quarterly Report. Statements relating to our advertising growth expectations and any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003. Among the key factors that have a direct bearing on our results of operations are:

         o changes in economic cycles and general uncertainty related to possible terrorist attacks;

         o our ability to successfully implement our growth and operating strategies;

         o competition from other broadcast companies, media and new technologies;

         o  fluctuation of exchange rates; and

         o  changes in the laws and government regulations.

These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

         Because the risk factors referred to in this Quarterly Report and our Annual Report on Form 20-F could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made in this Quarterly Report by us or on our behalf, you should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors will emerge in the future, and it is not possible for us to predict which factors they will be. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ANTENNA TV S.A.
                                           (Registrant)


                                           By: /s/ Nikolaos Angelopoulos
                                               -----------------------------
                                               Name:  Nikolaos Angelopoulos
                                               Title: Chief Financial Officer


Dated: August 4,  2004



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